UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **July 1, 2004**

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**



Item 5. Other Events and Required FD Disclosure.

On July 1, 2004, Independence Holding Company issued a press release announcing the Company Cleared to List On New York Stock Exchange, a copy of which is attached as Exhibit 99.1.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

<u>/s/ *Teresa A. Herbert*</u>   Date: <u>July 1, 2004</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NASDAQ – INHO

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY CLEARED TO
LIST ON NEW YORK STOCK EXCHANGE

Stamford, Connecticut, July 1, 2004. Independence Holding Company ("IHC") (NASDAQ: INHO) today announced that it has been informed by the New York Stock Exchange (NYSE) that the company has cleared the eligibility requirements for listing its Common Stock, and it intends to do so in the near future. The Company's common stock will continue to trade on the NASDAQ National Market under the symbol "INHO" until trading begins on the NYSE under the new trading symbol "IHC." The date on which shares will begin trading on the NYSE has not yet been determined.

Roy T.K. Thung, Chief Executive Officer, commented, "We are honored to take our place among the companies listed on the world's most prestigious stock exchange. Our NYSE listing marks an important milestone for IHC. We believe that our shareholders will benefit from the greater visibility and broaden investor base afforded by the NYSE."

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. Standard Security Life sells employer medical stop-loss, long-term and short-term disability, and group life and managed health care products. Madison National Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.